EXHIBIT 99.1
Nuvei Announces First Quarter 2022 Results
Reaffirms Financial Outlook for 2022
Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, May 10, 2022 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), tomorrow’s payment platform, today reported its financial results for the three months ended March 31, 2022.
“We had a strong start to the year, with financial results that exceeded our financial outlook for the quarter,” said Philip Fayer, Nuvei’s Chair and CEO. “Total volume(1), revenue, and Adjusted EBITDA(2) grew 42%, 43%, and 40%, respectively over the first quarter of 2021, as we continued advancing our strategic initiatives. It was an excellent quarter despite revenue headwind of $7 million from unfavorable changes in foreign exchange rates year-over year. The prospects for our business are strong and we are very well-positioned for sustainable and profitable growth. We remain intently focused on our key priorities and reiterate both our financial outlook for 2022 and our medium and long-term targets.”
Financial Highlights for the Three Months Ended March 31, 2022
•Total volume(1) increased 42% to $29.2 billion from $20.6 billion
◦eCommerce represented 88% of total volume
•Revenue increased 43% to $214.5 million from $150.5 million
◦The increase was impacted unfavorably by changes in foreign exchange rates year-over-year of approximately $7 million
◦Organic revenue growth(2) was 32% with Organic revenue(2) increasing to $198.0 million from $150.5 million
•Net income decreased by $23.3 million to $4.5 million compared to net income of $27.8 million, primarily due to a $33.1 million increase in share-based payments to employees who joined the Company as part of acquisitions completed in 2021 and other employee incentive grants
•Adjusted EBITDA(2) increased 40% to $91.6 million from $65.5 million
•Adjusted net income(2) increased 35% to $69.1 million from $51.2 million
•Net income per diluted share was $0.02 compared to net income per diluted share of $0.19
•Adjusted net income(2) per diluted share was $0.46 compared to $0.35
•Cash flow from operating activities increased by 23% to $65.7 million from $53.4 million
•Free cash flow(2) increased by 36% to $82.5 million from $60.7 million
•Cash balance of $735.0 million at March 31, 2022 compared to $748.6 million at December 31, 2021, mainly due to the repurchase and cancellation of approximately 1.2 million Subordinate Voting Shares for total consideration, including transaction costs, of $74.8 million.
Operational Highlights
•Revenue for the first quarter of 2022 increased 73% to $124.6 million in Europe, the Middle East and Africa (“EMEA”), increased 13% to $80.7 million in North America, increased 25% to $6.4 million in Latin America (“LATAM”), and increased 64% to $2.9 million in Asia Pacific (APAC). North America eCommerce direct revenue increased 71% to $27 million in this year’s first quarter from last year’s first quarter, representing approximately a third of total North America revenue.

•Nuvei added multiple new alternative payment methods (“APMs”) increasing the Company’s portfolio of APMs to more than 550 at the end of the first quarter, expanding access and allowing its customers to accept more forms of regionally familiar and preferred digital payment methods.
•Nuvei added new customers across its target high-growth verticals and regions with notable wins including: FanDuel, The Score, NorthStar Gaming, Hard Rock, Desert Diamond Casino, Selina, Scott Dunn, Despegar, Didatravel, Cabify, Aircash, Cellbrite, WIX, SHEIN, The Hut Group (THG), Eneba, Davivienda, Crypto.com and Pionex. The Company also expanded wallet share with existing customers including: BetMGM, 888, DraftKings, LeoVegas, Entain, Kaizen Gaming, Betsson, Wplay, El Al, lastminute.com, Rappi, Yoox (Net-a-Porter), Valentino, Hatley, Wargaming, and VALVe.
•Nuvei expanded its digital assets and cryptocurrency solutions in North America with localized payment acceptance and payouts functionality providing liquidity, risk management, know-your-customer, risk scoring and zero chargeback guarantee capabilities. The Company supported 136 coins and 97 fiat currencies as at March 31, 2022.
•The Company added 100 new employees in the first quarter of 2022, ending with 1,468 employees at March 31, 2022 compared with 1,368 employees at December 31, 2021.
•The Company expanded its Board of Directors to six members with the appointment of financial services and technology veteran, Samir Zabaneh, as an additional independent director.
•Nuvei purchased and canceled 1,208,766 Subordinate Voting Shares (“Shares”) for a total consideration, including transaction costs of $74.8 million in the first quarter at an average price of $61.82 per share in connection with its previously announced NCIB allowing it to purchase up to 6,617,416 of its Shares. From April 1 to April 30, 2022, the Company purchased an additional 359,983 Shares at an average price of $67.03 for a total consideration of $24.1 million. In total, the Company has purchased and canceled 1,568,749 shares for $98.9 million at an average price of $63.04 through April 30, 2022.
•Nuvei completed its distinctive brand refresh ahead of launching its largest-ever marketing campaign (started in May 2022) designed to build greater brand recognition and awareness, and drive new business.
Financial Outlook(3)
For the three months ending June 30, 2022 and the fiscal year ending December 31, 2022, Nuvei anticipates Total volume(1), Revenue and Adjusted EBITDA(2) to be in the ranges below. The updated financial outlook and specifically the Adjusted EBITDA(2) reflects the Company’s strategy to accelerate its investment in distribution, marketing, innovation, and technology.
The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Information” of this press release. Nuvei's outlook also constitutes "financial outlook" within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company's financial performance and measuring progress toward management's objectives and the reader is cautioned that it may not be appropriate for other purposes.

	Three months ending June 30,	Year ending December 31,
	2022	2022
	Forward-looking	Forward-looking
(In U.S. dollars)	$	$
Total volume(1) (in billions)	29 - 30	127 - 132
Revenue (in millions)	217 - 223	940 - 980
Adjusted EBITDA(2) (in millions)	88 - 91	407 - 425

Growth Targets(4)
Nuvei’s medium-term(5) annual growth targets for Total volume(1) and revenue, as well as its long-term target for Adjusted EBITDA margin(2), are shown in the table below. These medium(5) and long-term(5) targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time, through geographic expansion, product innovation, growing wallet share with existing customers and new customer wins.

Growth Targets(4)
Total volume(1)	30%+ annual year-over-year growth in the medium term(5)
Revenue	30%+ annual year-over-year growth in the medium term(5)
Adjusted EBITDA margin(2)	50%+ over the long term(5)
(1) Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Supplementary Financial Measures” below.
(2) Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per diluted share and Free cash flow are non-IFRS measures. See “Non-IFRS and Other Financial Measures”.
(3) Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking Adjusted EBITDA (non-IFRS) to net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. In periods where significant acquisitions or divestitures are not expected, the Company believes it might have a basis for forecasting the IFRS equivalent for certain costs, such as employee benefits, commissions and depreciation and amortization. However, because other deductions such as share-based payments, net finance costs, gain (loss) on financial instruments carried at fair market value and current and deferred income taxes used to calculate projected net income (loss) can vary significantly based on actual events, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss). The amount of these deductions may be material and, therefore, could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS). These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. See the risk and assumptions described under the heading “Forward-looking information” of this press release.
(4) These growth targets are fully qualified and based on a number of assumptions and subject to a number of risks as described under the heading “Forward-looking Information” of this press release. These growth targets serve as guideposts as we execute on our strategic priorities, and they assume a normal business environment, continuing momentum and performance of the Company’s core business and favorable tailwinds of the verticals it serves. We will review and revise these growth targets as economic, market and regulatory environments change.
(5) “Medium-term” and “long term” have not been defined by Nuvei nor does Nuvei intend to define them. These targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time. These growth targets are fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Information” of this press release. These targets are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that they may not be appropriate for other purposes.
Conference Call Information
Nuvei will host a conference call to discuss its first quarter 2022 financial results today, Tuesday, May 10, 2022 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.

The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available one hour after the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13729013. The replay will be available through Tuesday, May 24, 2022.
About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is tomorrow’s payment platform. Designed to accelerate customers’ business, Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 45+ markets, 150 currencies and more than 550 alternative payment methods, including cryptocurrencies, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Non-IFRS and Other Financial Measures
Nuvei’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Organic Revenue, Organic revenue growth, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Free cash flow, Total volume and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.
Free cash flow: We use Free cash flow as a supplementary indicator of our operating performance. Free cash flow means, for any period, Adjusted EBITDA less capital expenditures.
Non-IFRS Financial Ratios
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Organic revenue: We use Organic revenue as a means of evaluating performance. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth. Organic revenue means revenue excluding the revenue attributable to acquired businesses for a period of 12-months following their acquisition and excluding revenue attributable to divested businesses.
Organic revenue growth: Organic revenue growth means the year-over-year change in Organic revenue divided by Organic revenue in the prior period. We use Organic revenue growth to assess revenue trends in our business on a comparable basis versus the prior year.
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle as well as the total dollar value of transactions processed relating to alternative payment methods and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in Total volume will generally impact our revenue.

Forward-Looking Information
This press release contains “forward-looking information” within the meaning of applicable securities laws, including Nuvei's outlook on Total volume, Revenue and Adjusted EBITDA for the three months ending June 30, 2022 and the year ending December 31, 2022 as well as medium and long-term targets on Total volume, Revenue and Adjusted EBITDA margin. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information. The Russia and Ukraine conflict, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any financial outlook and targets, as the case may be, may also constitute “financial outlook” within the meaning of applicable securities laws and are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2022 (the “AIF”) such as: risks relating to our business and industry, such as the ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic; the rapid developments and change in our industry; intense competition both within our industry and from other payments methods; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our merchants being small-and-medium sized businesses (“SMBs”); concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our merchants; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; changes in foreign currency exchange rates affecting results of operations; deterioration in the quality of the products and services offered; loss of key personnel or difficulties hiring qualified personnel; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our clients; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by merchants, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of some of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry, including the following assumptions: (a) Nuvei's results of operations and ability to achieve suitable margins will continue in line with management’s expectations, (b) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from the COVID-19 pandemic on its or its merchants’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (c) losses owing to business failures of merchants and customers will remain in line with anticipated levels, (d) the Company’s ability to capture an increasing share of addressable markets by continuing to retain and grow existing customer relationships in high growth verticals while adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels, (e) Nuvei’s continued ability to maintain its competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing, (f) Nuvei’s continued ability to manage its growth effectively, (g) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (h) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions and manage the associated risks, (i) absence of material changes in economic conditions in our core markets, geographies and verticals, (j) the size and growth rates of our addressable markets and verticals, including that the industries in which Nuvei operates will continue to grow consistent with management’s expectations, (k) the accuracy of our assumptions as to currency exchange rates and interest rates, including inflation, and volatility in financial markets, (l) the absence of adverse changes in legislative or regulatory matters, (m) the absence of adverse changes in current tax laws, (n) projected operating and capital expenditure requirements, and (o) the COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core markets, geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:
Investors
Anthony Gerstein
Vice President, Head of Investor Relations
anthony.gerstein@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of U.S. dollars except for shares and per share amounts)

	Three months ended March 31
	2022	2021
	$	$
Revenue	214,544	150,480
Cost of revenue	46,916	27,184
Gross profit	167,628	123,296
Selling, general and administrative expenses	146,812	88,436
Operating profit	20,816	34,860
Finance income	(631)	(859)
Finance costs	7,741	3,315
Net finance costs	7,110	2,456
Loss (gain) on foreign currency exchange	580	(445)
Income before income tax	13,126	32,849
Income tax expense	8,612	5,059
Net income	4,514	27,790
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences	(4,862)	(14,849)
Comprehensive income (loss)	(348)	12,941
Net income attributable to:
Common shareholders of the Company	3,003	26,814
Non-controlling interest	1,511	976
	4,514	27,790
Comprehensive income (loss) attributable to:
Common shareholders of the Company	(1,859)	11,965
Non-controlling interest	1,511	976
	(348)	12,941
Net income per share
Net income per share attributable to common shareholders of the Company
Basic	0.02	0.19
Diluted	0.02	0.19
Weighted average number of common shares outstanding
Basic	142,862,946	138,201,970
Diluted	146,604,820	142,741,312

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	March 31, 2022	December 31, 2021
	$	$
Assets

Current assets
Cash	735,038	748,576
Trade and other receivables	44,733	39,262
Inventory	1,403	1,277
Prepaid expenses	10,399	8,483
Income taxes receivable	575	3,702
Current portion of advances to third parties	1,698	3,104
Current portion of contract assets	1,639	1,354

Total current assets before segregated funds	795,485	805,758
Segregated funds	759,696	720,874
Total current assets	1,555,181	1,526,632

Non-current assets
Advances to third parties	6,707	13,676
Property and equipment	23,959	18,856
Intangible assets	735,700	747,600
Goodwill	1,122,957	1,126,768
Deferred tax assets	12,854	13,036
Contract assets	872	1,091
Processor deposits	4,854	4,788
Other non-current assets	4,037	3,023

Total Assets	3,467,121	3,455,470

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	March 31, 2022	December 31, 2021
	$	$
Liabilities

Current liabilities
Trade and other payables	104,873	101,848
Income taxes payable	22,004	13,478
Current portion of loans and borrowings	8,152	7,349
Liability due to purchase of non-controlling interests	39,751	—
Share repurchase liability	43,726	—
Other current liabilities	11,121	13,226

Total current liabilities before due to merchants	229,627	135,901
Due to merchants	759,696	720,874

Total current liabilities	989,323	856,775

Non-current liabilities
Loans and borrowings	504,816	501,246
Deferred tax liabilities	64,707	71,100
Other non-current liabilities	4,286	4,509

Total Liabilities	1,563,132	1,433,630

Equity

Equity attributable to shareholders
Share capital	2,013,732	2,057,105
Contributed surplus	107,868	69,943
Deficit	(211,235)	(108,749)
Accumulated other comprehensive loss	(13,423)	(8,561)

	1,896,942	2,009,738
Non-controlling interest	7,047	12,102

Total Equity	1,903,989	2,021,840

Total Liabilities and Equity	3,467,121	3,455,470

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the three months ended March 31,	2022	2021
	$	$
Cash flow from operating activities
Net income	4,514	27,790
Adjustments for:
Depreciation of property and equipment	1,793	1,350
Amortization of intangible assets	24,650	19,648
Amortization of contract assets	427	487
Share-based payments	37,187	4,105
Net finance costs	7,110	2,456
Loss (gain) on foreign currency exchange	580	(445)
Income tax expense	8,612	5,059
Changes in non-cash working capital items	(13,618)	(3,198)
Interest paid	(4,266)	(2,836)
Income taxes paid	(1,255)	(1,013)
	65,734	53,403
Cash flow used in investing activities
Business acquisitions, net of cash acquired	—	(88,930)
Acquisition of property and equipment	(1,083)	(593)
Acquisition of intangible assets	(7,978)	(4,145)
Decrease (increase) in other non-current assets	(1,080)	522
Net decrease in advances to third parties	993	2,865
	(9,148)	(90,281)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	(74,754)	—
Repayment of loans and borrowings	(1,280)	—
Proceeds from exercise of stock options	742	1,178
Transaction costs from issuance of shares	(15)	—
Payment of lease liabilities	(770)	(642)
Dividend paid by subsidiary to non-controlling interest	(260)	(200)
	(76,337)	336
Effect of movements in exchange rates on cash	6,213	284
Net decrease in cash	(13,538)	(36,258)
Cash – Beginning of period	748,576	180,722
Cash – End of period	735,038	144,464

Reconciliation of Adjusted EBITDA and Free cash flow to Net Income and Cash flow from operating activities
(In thousands of U.S. dollars)

	Three months ended March 31
	2022	2021
	$	$

Cash flow from operating activities	65,734	53,403
Adjustments for:
Depreciation of property and equipment	(1,793)	(1,350)
Amortization of intangible assets	(24,650)	(19,648)
Amortization of contract assets	(427)	(487)
Share-based payments	(37,187)	(4,105)
Net finance costs	(7,110)	(2,456)
Gain (loss) on foreign currency exchange	(580)	445
Income tax expense	(8,612)	(5,059)
Changes in non-cash working capital items	13,618	3,198
Interest paid	4,266	2,836
Income taxes paid	1,255	1,013
Net income	4,514	27,790
Finance costs	7,741	3,315
Finance income	(631)	(859)
Depreciation and amortization	26,443	20,998
Income tax expense	8,612	5,059
Acquisition, integration and severance costs (a)	6,554	5,340
Share-based payments and related payroll taxes(b)	37,240	4,105
Loss (gain) on foreign currency exchange	580	(445)
Legal settlement and other (c)	525	159
Adjusted EBITDA	91,578	65,462
Acquisition of property and equipment, and intangible assets	(9,061)	(4,738)
Free cash flow	82,517	60,724
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months ended March 31, 2022, those expenses were $2.8 million ($5.3 million for the three months ended March 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $3.4 million for the three months ended March 31, 2022 and nil for the three months ended 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2022 and 2021. These amounts are presented in selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.4 million for the three months ended March 31, 2022 (immaterial for the three months ended March 31, 2021). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2022, the expenses were non-cash share-based payments of $37.2 million ($4.1 million for three months ended March 31, 2021), and $0.1 million for related payroll taxes (nil in 2021).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income
(In thousands of U.S. dollars except for share and per share amounts)

	Three months ended March 31
	2022	2021
	$	$

Net income	4,514	27,790
Change in fair value of share repurchase liability	2,174	—
Amortization of acquisition-related intangible assets (a)	22,981	18,212
Acquisition, integration and severance costs (b)	6,554	5,340
Share-based payments and related payroll taxes(c)	37,240	4,105
Loss (gain) on foreign currency exchange	580	(445)
Legal settlement and other (d)	525	159
Adjustments	70,054	27,371
Income tax expense related to adjustments (e)	(5,512)	(4,000)
Adjusted net income	69,056	51,161
Net income attributable to non-controlling interest	(1,511)	(976)
Adjusted net income attributable to the common shareholders of the Company	67,545	50,185
Weighted average number of common shares outstanding
Basic	142,862,946	138,201,970
Diluted	146,604,820	142,741,312

Adjusted net income per share attributable to common shareholders of the Company (f)
Basic	0.47	0.36
Diluted	0.46	0.35
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months ended March 31, 2022, those expenses were $2.8 million ($5.3 million for the three months ended March 31, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $3.4 million for the three months ended March 31, 2022 and nil for the three months ended 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2022 and 2021. These amounts are presented in selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.4 million for the three months ended March 31, 2022 (immaterial for the three months ended March 31, 2021). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2022, the expenses were non-cash share-based payments of $37.2 million ($4.1 million for three months ended March 31, 2021), and $0.1 million for related payroll taxes (nil in 2021).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended March 31		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021
	$	$	$	%
Revenue
Europe, Middle East and Africa	124,587	72,132	52,455	73%
North America	80,665	71,455	9,210	13%
Latin America	6,425	5,140	1,285	25%
Asia Pacific	2,867	1,753	1,114	64%
	214,544	150,480	64,064	43%

Reconciliation of Organic revenue and Organic revenue growth to Revenue

(In thousands of U.S. dollars except for percentages)	Three months ended March 31, 2022				Three months ended March 31, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Organic revenue	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth
	$	$	$	$	$	$	$

Revenue	214,544	(16,591)	—	197,953	150,480	—	150,480	43%	32%
(a) We acquired Mazooma Technical Services Inc. ("Mazooma") on August 3, 2021, and SimplexCC Ltd. ("Simplex") and Paymentez LLC ("Paymentez") on September 1, 2021.